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                              AmeriSource-Bergen
                            Conference Call Script





Leader: Good morning, everyone. We're here to discuss the combination of AmeriSource Health Corporation and Bergen Brunswig Corporation announced earlier this morning. If you have not yet received a copy of the release, please call Morgen-Walke at 212-850-5698.

               With us on this morning's call are Robert E. Martini, Chairman and Chief Executive Officer of Bergen Brunswig and R. David Yost, Chairman and Chief Executive Officer of AmeriSource. Also joining us are Kurt Hilzinger, President and Chief Operating Officer of AmeriSource, and Neil F. Dimick, Bergen's Chief Financial Officer. After management has concluded their formal remarks, a question-and-answer period will follow. The operator will instruct you on procedure at that time.

               Before we get started, I would like to remind everyone that this conference call will contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.
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               The forward-looking statements herein include statements
               addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

               More detailed information about factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission. The companies are under no obligation to update or alter their forward-looking statements.

               So, with these formalities out of the way, I'd like to turn the call over to Bob Martini.

R. Martini:    Good morning and thank you for joining us.  We are very excited about this morning's announcement and our plans to combine
               AmeriSource and Bergen Brunswig and create a new $35 billion healthcare services company.

               This is a well thought out combination which we have been working on for some time. There are so many reasons why this is a strategically compelling transaction. We are confident that bringing our two great companies together will allow us to deliver enhanced benefits for shareholders, customers, suppliers, and employees.
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               We will be creating a new company that will be one of the 50 largest in the U.S. in terms of revenue. I am comfortable that this is such a good fit because I know that we both have corporate cultures that are recognized for their focus on quality, efficiency and customer satisfaction.

               As independent companies, we each have tremendous strengths. But we are very excited by the opportunity this combination brings - to generate enhanced growth, achieve substantial synergies and produce benefits for suppliers and customers of both organizations.

               The organization that we will create will combine the best of both AmeriSource and Bergen.

               That's reflected in our new name, AmeriSource-Bergen Corporation, and our new structure. There will be equal representation of the Board of Directors. There will be a total of ten members, with eight independent directors, including three from each company. Also, AmeriSource-Bergen will nominate two additional unaffiliated directors.
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               I will now turn the call over to Dave Yost, the Chairman and CEO of AmeriSource. I've known Dave for many years as a terrific competitor. As many of you know, we have had a CEO search underway at Bergen, and Dave embodies the qualities we've been looking for: a proven track record, hands-on operating experience, strategic vision, and leadership. I am looking forward to working with Dave, who will become the CEO and President of the new company.

               Dave?

D. Yost: Thanks, Bob. Good morning everyone. On behalf of everyone at AmeriSource, I'd like to convey our excitement about this transaction.

               Bob touched on a few of the strategic, financial, operating and cultural reasons for this transaction.

               As he said, they are compelling.

               First, it is important to note that this combination is not about being big. It's about being the best. We will take the best from each Company. We have chosen to create an entirely new company, AmeriSource-Bergen, to reflect our best of the best approach.
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               Over the next several months we will develop the operating policies, organizational structure and the like that best suits our new enterprise.

               AmeriSource and Bergen are a great geographic and strategic fit. Together, we will be the absolute finest wholesale drug operation in the U.S.

               While we both operate nationally, AmeriSource has a larger presence in the Eastern U.S. and Bergen's distribution business has a larger presence in the West.

               AmeriSource's strength is in the acute care business, independent retail pharmacy programs and regional chains. Bergen is strong in the long-term care business, independent retail regional chains, as well as national chains. We also feel that PharMerica's long-term-care pharmacies and its workers' compensation business as well as ASD's specialty healthcare offerings of oncology, vaccines and biotech products, which are a part of Bergen's portfolio of businesses, will enhance AmeriSource-Bergen's position in healthcare. We believe we will be able to serve all market segments better.
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               Our businesses match up in other ways.  AmeriSource's American
               Health Packaging unit will provide added benefits to Bergen's PharMerica and drug distribution operations. Throughout all their operations, both companies share a common culture of providing outstanding service and making customer satisfaction paramount.

               The new management team also reflects our combined capabilities.

               . The senior management team will include Kurt J. Hilzinger, the
                 President and Chief Operating Officer of AmeriSource, who will become Executive Vice President and Chief Operating Officer of the combined company.

               . Neil F. Dimick, Bergen's current Chief Financial Officer, will become Executive Vice President and Chief Financial Officer of the new Company.

               The new Company structure also includes an Executive Management Committee, which I will head. The AmeriSource-Bergen committee will include Kurt Hilzinger and Neil Dimick as well as three Senior Vice Presidents who will report to Kurt:
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               . Brent R. Martini, President of the drug distribution business at Bergen, will become President of AmeriSource-Bergen Drug Company.

               . Charles J. Carpenter, now the President of PharMerica, will remain in the same position at the new company.

               . Steven H. Collis, President of Bergen's ASD Specialty
                 Healthcare, Inc., will continue to head the unit under AmeriSource-Bergen

               AmeriSource-Bergen will be headquartered in Valley Forge. There will also be an East Coast operations center there as well as a West coast operations center in Orange, California.

               I know many of you are wondering about FTC review. We have made a very thorough and lengthy study of the antitrust issues with our legal, economic and financial antitrust experts and, based on that study, we do not anticipate that the FTC will challenge this merger.

               We believe that for several reasons: this transaction does not reduce competition, nor does it violate antitrust laws.

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               In fact, we believe very strongly that the combination of
               AmeriSource and Bergen will enhance competition in drug distribution.

               . The merger will not only enhance the competitive position and efficiency of AmeriSource and Bergen, it will also improve competition in drug distribution generally.

               . That is because a combined company will be in a position to achieve the economies of scale that are greater than either of us could achieve on our own.

               . It's worth noting that the situation today bears little
                 resemblance to 1997. There is every reason to believe that our transaction will ensure that drug distribution remains dynamic and intensely competitive.

               We also expect the transaction to pass with the FTC because distribution is about the only major area of healthcare where costs are going down. Both AmeriSource and Bergen have met that challenge consistently and steadily over time. This combination will continue that trend.
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               And finally, this transaction will allow us to enhance and expand the programs and services we offer our customers. Many of our customers have encouraged us to move forward with this transaction.

               In short, we are confident that the combined company will be an efficient healthcare supply chain management company well positioned to compete and grow.

               Customer focus and service orientation was one of the early issues that Bob and I discussed in bringing these two fine companies together. We share a vision that this new corporate entity will be the standard for service in the industry and will enhance and expand our already strong service offering.

               With that, I'd like to turn the call over to Kurt Hilzinger, President and Chief Operating Officer of AmeriSource to further detail the benefits of this transaction and the synergies that we anticipate achieving.

K. Hilzinger:  Thanks Dave. Good morning, everyone. As noted in the press release, we expect that combined company will achieve more than $125 million in annual operating savings by the end of the third
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               year after the transaction closes.  We have done a significant amount of work to identify the synergies of this transaction.

               Our approach to the integration is straightforward: Take the best from each company.

               This will be achieved by:

               1. Fewer, but larger and more efficient distribution centers.
               2. The consolidation of our corporate staffs.
               3. Efficiencies in purchasing, especially in our generics
                  programs, and improved buying and vendor margin opportunities.
               4. Lower financing costs, and improved working capital turns; for example, we expect to reduce replenishment days in inventory.
               5. Combining and significantly enhancing customer offerings and programs.

               These synergies are tangible and achievable, and both companies have proven track records of consolidating our respective operations in recent years. For example, at AmeriSource we have integrated C.D. Smith and centralized our information systems. Bergen Brunswig has done a significant
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               amount of work to continue to rationalize their distribution network.

               As many of you know, each of our companies have network expansions planned and this combination will allow us to rationalize our investments and avoid duplicative capital expenditures as we accommodate growth in our business.

               . At this time we will not specifically address some of the details regarding the integration, including the number and location of DCs to be consolidated. But as we get closer to the completion of the merger, we will then be in a position to provide more information.

               . We do expect that our staffing levels will be reduced in connection with the consolidation of the corporate and distribution center level staffs. We have told our people that senior management of both companies will work together to analyze the capabilities of the two organizations in order to determine the best possible organizational structure following the merger. That is exactly what we are going to do.
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               At this point, I'd like to turn the call over to Neil Dimick,
               Chief Financial Officer of Bergen, who will take you through the transaction.

N. Dimick:     Thank you, Kurt.  I'd like to spend a few moments walking you through the key components of the combination.

               Stock-for-stock transaction:

               . Each share of Bergen Brunswig common stock will be converted into 0.37 share of the new company -- AmeriSource-Bergen common stock.

               . Each share of AmeriSource stock will be converted into one share of AmeriSource-Bergen common stock.

               . The transaction will be tax free to shareholders of both companies.

               . The new company will have approximately 103 million shares outstanding. Current AmeriSource shareholders owning approximately 51% of the combined company and current Bergen Brunswig shareholders owning approximately 49%.

               . Based on our closing stock prices on Friday, the new company will have a pro forma market capitalization of $5 billion
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               Debt:
               -----
               . Combined company will have approximately $2.0 billion of debt and a total enterprise value of $7.0 billion.

               Dividend:
               ---------
               . We expect to pay a quarterly dividend of 2 1/2 cents/share.

               Accounting Issues:
               ------------------

               . As we noted, the transaction will be accounted for as a
                 purchase transaction under new guidelines for business combinations proposed by the Financial Accounting Standards Board (FASB).

               . Under the proposed new business combination accounting
                 guidelines, the companies anticipate that there will be approximately $10 million in annual expenses related to purchase accounting adjustments. These adjustments will be more than offset by the elimination of $23 million per year of goodwill amortization for the combined company.

               . Under the proposed FASB purchase accounting rules, the
                 transaction is expected to be non-dilutive before synergies and special charges.

               . Under existing purchase accounting rules, the merger will be accretive in the second full year as synergies are realized, excluding special items.
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               Other Items:
               ------------

               . We believe this transaction is a credit enhancing event. With no additional debt, improved working capital turns, and the
                    ----------
                 increase on operating cash flow through the realization of synergies will facilitate deleveraging.
                                           ------------

               . Based on discussions with our financial advisors, we anticipate that we will be able to refinance our respective credit facilities at attractive rates.

               . As many of you know, each of our management teams has utilized return on committed capital metrics to evaluate financial performance, and this will continue to be a cornerstone of our financial philosophy going forward.


               Anticipated Closing:
               ---------------------

               While the transaction has been approved by the Boards of Directors of both companies, it is subject to Hart-Scott-Rodino review, shareholder approval, confirmation of the new FASB purchase accounting rules, and other customary closing conditions. As a result, we do not expect that the merger will close until the summer of 2001.
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               I will now turn the call back over to Jeff who will coordinate questions.

               After conclusion of Q&A
               -----------------------

D. Yost: Thank you for joining us today, and in closing, I would like to reiterate our excitement about this merger and our confidence that we will effectively combine the best people, programs and operations from each company to emerge as an even stronger and more efficient player in the pharmaceutical distribution business.